Conference Call – Alliance: Itaú Unibanco and Porto Seguro

Dear Ms(s).,

Itaú Unibanco Holding S.A. (BM&FBovespa: ITUB4 and ITUB3; NYSE: ITUB and BCBA: ITUB4) and Porto Seguro S.A. (BM&FBovespa: PSSA3) is pleased to invite you to participate in conference calls about the Association between Itaú Unibanco and Porto Seguro.

Presentation

ITAÚ UNIBANCO HOLDING S.A.	PORTO SEGURO S.A.

Roberto Setubal CEO Itaú Unibanco Holding S.A.	Jayme Brasil Garfinkel Chairman of the Board Porto Seguro S.A.

Alfredo Setubal Investor Relations Officer Itaú Unibanco Holding S.A.	José Tadeu Mota Chief Financial Officer and Chief Investor Relations Officer Porto Seguro S.A.

Conference Call in Portuguese	Conference Call in English

August 25, 2009 08:00 AM (ET) 9:00 AM (Brasília time) To take part in the conference call inform code Itaú Unibanco Porto Seguro (55 11) 4688-6361
August 25, 2009
9:00 AM (ET)
10:00 AM (Brasília time)
To take part in the conference call
inform code Itaú Unibanco Porto Seguro
Toll-free from the US:
(1-800) 860-2442
In Brazil: (55-11) 4688-6361
Other countries: (1-412) 858-4600

The live webcast will be available at www.itauunibancoir.com or http://www.portoseguro.com.br/investor-relations/home.html. The conference calls will also be archived in audio format on the website.

To access an audio replay of the conference calls, which will be available until August 31, 2009, dial (55 11) 4688-6312. Confirmation codes: 570 (call in Portuguese) and 295 (call in English).

The slide presentation will be available for viewing and downloading on Tuesday morning.

If you have any questions, please contact Ms. Daniela Ueda at FIRB-Financial Investor Relations Brazil, at +55 11 3897-6857 or daniela.ueda@firb.com.